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                                                               Exhibit (a)(1)(O)

NTT Communications Extends Verio Tender

TOKYO -- Aug. 15, 2000 -- NTT Communications Corporation today announced that the expiration date of its tender offer for all outstanding shares of common stock, par value $.001 per share, all outstanding shares of Series A 6.75% Convertible Preferred Stock, par value $.001 per share, and certain warrants to purchase shares of common stock of Verio Inc. (NASDAQ: VRIO) has been extended until 12:00 midnight, New York City time, on Monday, August 21, 2000. The tender offer had been scheduled to expire at 12:00 midnight, New York City time, on Monday, August 14, 2000.

NTT Communications and Verio have been advised by the Committee on Foreign Investment in the United States (CFIUS) that, following completion of its investigation of the proposed transaction under the Exon-Florio Amendment to the Defense Production Act of 1950, the constituent members of CFIUS have each voted to recommend to the President of the United States that he take no action to suspend or prohibit the transaction. By law, the President of the United States must act on this recommendation by August 29, 2000.

In connection with the proceedings, NTT Communications and Verio, following consummation of the transaction, will supplement Verio's existing internal operational policies, manuals and procedures for handling lawful requests of law enforcement agencies, including formal security procedures to protect classified information. These new steps will also ensure that Verio customer information is not disclosed to unauthorized parties. NTT Communications and Verio believe that these steps further goals shared by the industry and are fully consistent with the requirements of Verio's customers.

NTT Communications has been advised by Wells Fargo Shareowner Services (formerly Norwest Bank Minnesota, N.A.), the Depositary for the tender offer, that as of August 14, 2000, approximately 56.45 million shares of Verio Inc. common stock, approximately 6.6 million shares of Verio Inc. preferred stock and approximately
1.21 million warrants to purchase shares of Verio Inc. common stock had been validly tendered and not withdrawn pursuant to the offer.

NTT Communications, a subsidiary of Nippon Telegraph and Telephone Corporation, provides long distance and international telecommunications reaching over 200 countries worldwide. Headquartered in Tokyo, NTT Communications' Arcstar services operate in about 50 countries and have significant presence in Asia Pacific, North America and Europe. Arcstar global services provide managed data, multimedia and Internet services to some of the largest companies in the world. NTT Communications' investment in its Managed Services, IP Infrastructure and Internet Portal will meet the growing demand for electronic commerce-based services from its business customers and home users. NTT Communications, with the OCN brand, is already one of the largest ISPs in Japan.

For more information about NTT Communications, visit the company's Web site at http://www.ntt.com/index-e.html.

CONTACT:
MEDIA:  Al Bellenchia, 212/453-2256 or Matt Della Croce,212/453-2316
INVESTORS: Morrow and Co., Inc., 800/566-9061